K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com
August 11, 2023
FILED VIA EDGAR
Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Neuberger Berman Equity Funds (File Nos. 002-11357; 811-00582) - Neuberger Berman Sustainable Equity Fund – Class E

Dear Ms. Rossotto:

This letter responds to your comment, received on August 7, 2023, regarding your review of Post-Effective Amendment No. 229 to the registration statement on Form N-1A for Neuberger Berman Equity Funds (the “Registrant”) on behalf of Neuberger Berman Sustainable Equity Fund (the “Fund”).  We expect to file Post-Effective Amendment No. 229 on August 11, 2023, which will go effective on August 13, 2023, pursuant to Rule 485(b) under the 1933 Act and which will reflect certain non-material clarifying and conforming changes.  Your comment is repeated below, followed by the Registrant’s response.  Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement.
Comment: Please explain supplementally the circumstances of the Fund’s new share class since the Registration Statement includes 5- and 10-year periods in the section titled “Expense Example” and there appeared to be no updates to the fee table.
Response: The Registrant is offering Class E of the Fund to permit the eligible investors noted in the Prospectus, “the Neuberger Berman Group LLC 401(k) plan on behalf of the plan participants,” the ability to invest in the Fund.  In addition, the Registrant notes that the 5- and 10-year periods were included in the “Expense Example” since the Fund is not a new fund and the Registrant believes such information should be included in a filing for a new class of an operational fund.  Finally, the Registrant has added a footnote to the fee table indicating that “Other Expenses” are estimated.  The Registrant notes that the other fees in the fee table would be based on expenses from the prior fiscal year consistent with the instructions in Form N-1A.
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Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
August 11, 2023

If you have any further comments or questions regarding these filings, please contact Franklin Na at (202) 778-9473 or franklin.na@klgates.com.  Thank you for your attention to these matters.
Sincerely,

/s/ Franklin Na
Franklin Na